15048558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 33137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4915 W. 35th St., Suite 206
(No. and Street)

St. Louis Park (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Ingle 612 336 4432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd.
(Name – *if individual, state last, first, middle name*)

5101 Vernon Av S., Suite 501 (Address) Edina (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Linda Engle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Investments, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GOLDYNE M. CUNNINGHAM
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS INVESTMENTS, INC.
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
December 31, 2014

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Aegis Investments, Inc. which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 23, 2015

AEGIS INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2014 and 2013

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 80,228	$ 70,884
Accounts receivable	5,234	9,418
	85,462	80,302
PROPERTY AND EQUIPMENT		
Office equipment	13,583	13,583
Less: accumulated depreciation	(12,964)	(12,964)
	619	619
OTHER ASSETS		
Rent deposit	1,100	1,100
Total Assets	$ 87,181	$ 82,021
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions and other expenses	$ 8,935	$ 11,974
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000	12,000
Retained earnings	66,246	58,047
	78,246	70,047
Total Liabilities and Stockholders' Equity	$ 87,181	$ 82,021

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES	$206,310	$261,929
EXPENSES		
Commissions	135,110	174,192
Rent	11,400	23,733
Telephone	4,596	4,992
Professional fees	2,700	4,553
Licenses and fees	1,355	1,825
Office expense	1,195	1,173
Outside services	19,890	29,016
Postage and delivery	305	417
Clearing Fees	18,511	17,960
Miscellaneous	425	1,358
Insurance	1,945	1,231
Dues and subscriptions	684	901
Total Expenses	198,116	261,351
Income (Loss) From Operations	8,194	578
OTHER INCOME		
Investment income	5	1,002
Net Income Before Provision For Income Taxes	8,199	1,580
INCOME TAX EXPENSE	-	-
Net Income	$ 8,199	$ 1,580
OTHER COMPREHENSIVE INCOME		
Unrealized gain on marketable securities	$ -	$ 582
COMPREHENSIVE INCOME	$ 8,199	$ 2,162
Income per common share based on the weighted average of 2,200 common shares outstanding during the year	$ 3.73	$ 0.72

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock		Retained	Other Comprehensive	
	Shares	Amount	Earnings	Loss	Total
Balance at January 1, 2013	2,200	$ 12,000	$ 56,467	$ (582)	$ 67,885
Unrealized gain on investments				582	582
Net income			1,580	-	1,580
Balance at December 31, 2013	2,200	12,000	58,047	-	70,047
Net income			8,199		8,199
Balance at December 31, 2014	2,200	$ 12,000	$ 66,246	$ -	$ 78,246

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 8,199	$ 1,580
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	4,184	(3,991)
Increase (Decrease) in:		
Accrued commissions and other expenses	(3,039)	3,616
Net Cash Flows from Operating Activities	9,344	1,205
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment of rent deposit	-	(1,100)
Sale of marketable securities	-	24,762
Net Cash Flows from Investing Activities	-	23,662
Net Increase in Cash	9,344	24,867
Cash at Beginning of Year	70,884	46,017
Cash at End of Year	$ 80,228	$ 70,884
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Aegis Investments, Inc. (the Company) is broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 23, 2014.

3. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2014 and 2013, were 2,200 common shares.

4. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2013 and terminates on August 31, 2018. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2015	$13,552
December 31, 2016	$13,728
December 31, 2017	$13,728
December 31, 2018	$ 9,152

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $1,800 and $3,492 during 2014 and 2013, respectively. The subleases are cancelable by either party.

5. Income Taxes

The Company has net operating loss carryovers totaling approximately $5,400 which will begin to expire in the fiscal year ending December 31, 2025.

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2011 through 2013 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

**Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities And Exchange Commission**

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the years ended December 31, 2014 and 2013, and have issued our report thereon dated February 23, 2015. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 23, 2015

AEGIS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

NET CAPITAL		
Stockholders' Equity	$ 78,246	
Additions:		
Subordinated loans		
		$ 78,246
Deductions:		
Non-allowable items:		
Rent deposit	1,100	
Property and equipment net of accumulated depreciation	619	
		1,719
Net Capital Before Haircuts on Securities Positions		76,527
Haircuts on Securities - not already deducted		
Net Capital		$ 76,527
BASIC CAPITAL REQUIREMENT		
Net capital		$ 76,527
Minimum net capital required		5,000
Excess Net Capital		$ 71,527
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ -
Accrued commissions		8,935
		$ 8,935
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		11.68%
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 76,527
Audit adjustments made for the following:		
Adjusted Net Capital		$ 76,527

AEGIS INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2014 and 2013

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying ***Information Relating to the Possession or Control Requirement under Rule 15c3-3*** as of December 31, 2014, in which (1) Aegis Investments, Inc. ("Aegis") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aegis claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the"exemption provisions") and (2) Aegis stated that Aegis met the identified exemption provisions throughout the most recent fiscal year without exception. Aegis's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 23, 2015

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

As Of December 31, 2014

The Company is exempt from Rule 15c3-3 under paragraph k(2)(ii) (all customer transactions cleared through another broker-dealer on a fully disclosed basis), and the Company met the identified exemption provision throughout the fiscal year ended December 31, 2014, without exception.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Aegis Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Aegis Investments, Inc. for the year ended December 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 23, 2015

AEGIS INVESTMENTS, INC.

February 23, 2015

To Ellingson & Ellingson, Ltd.

I am providing this letter in connection with your review of the Information Relating to the Possession or Control Requirement Under Rule 15c3-3 of Aegis Investments, Inc. as of and for the year ended December 31, 2014 for the purpose of obtaining limited assurance that there are no material modifications that should be made to the statement. I confirm that I am responsible for the preparation and fair presentation of the statement.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person using the information would be changed or influenced by the omission or misstatement.

I confirm, to the best of my knowledge and belief, as of February 23, 2015, the following representations made to you during your review.

1) The statement referred to above is fairly presented.
2) I am responsible for compliance with the identified exemption provisions throughout the fiscal year.
3) The assertions made in the statement are the responsibility of management.
4) Management has made available to us all records and other information relevant to the broker's or dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report.
5) No events have occurred subsequent to December 31, 2014 that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.
6) I acknowledge my responsibility for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the statement.
7) I acknowledge our responsibility to prevent and detect fraud.
8) I have no knowledge of any fraud or suspected fraud affecting the entity involving management or others where the fraud could have a material effect on the statement, including any communications from employees, former employees, or others.
9) I have responded fully and truthfully to all inquiries made to me by you during your review.

Linda L. Engle, President

Name of Owner or Chief Executive Officer and Title